Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 17, 2013

6/20/13 Barclays | ETN+ S&P VEQTOR™ ETN: Hedged Equity Exposure Subject: Barclays | ETN+ S&P VEQTOR™ ETN: Hedged Equity Exposure To view in browser, click here. BARCLAYS Concerned about the impact of equity market volatility on your portfolio returns? Barclays ETN+ S&P VEQTOR™ ETN (VQT) seeks to provide one-trade access to equity market exposure combined with a dynamic implied volatility hedge. The VEQTOR™ Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamical y al ocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return and the volatility component of the Index is represented by the S&P 500® VIX Short -Term Futures™ Index. The VEQTOR™ Index dynamical y al ocates its notional equity and volatility exposures, seeking to reduce equity al ocation and increase volatility al ocation during highly volatile markets. Al in an operational y efficient, rules-based strategy. VQT Prospectus VQT Fact Sheet VQT Overview Ticker VQT Bloomberg Index Ticker SPVQDTR Yearly Fee¹ 0.95% CUSIP 06740C337 file:///F:/Barclays ETN+ SP VEQTOR™ ETN Hedged Equity Exposure .htm 1/4

6/20/13 Barclays | ETN+ S&P VEQTOR™ ETN: Hedged Equity Exposure Inception Date 8/31/2010 Maturity Date 9/8/2020 VQT performance since inception [Graphic Appears Here] Source: Bloomberg, 8/31/2010 – 6/14/2013. Past performance is not indicative of future results. ¹ The Yearly Fee is calculated on a daily basis in the fol owing manner: The investor fee on the initial valuation date wil be equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee wil increase by an amount equal to 0.95% times the closing indicative note value on the immediately preceding calendar day times the daily index factor on that day (equal to the closing level of the Index on such index business day divided by the closing level of the Index on the immediately preceding index business day; if such day is not an index business day, the such quotient wil equal one) divided by 365. Selected Risk Considerations An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement . You May Lose Some or Al of Your Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additional y, if the level of the Index is insuf icient to of set the negative ef ect of the investor fee, you wil lose some or al of your investment at maturity or upon redemption, even if the value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your ETNs wil rise or fal . The actual performance of the Index underlying your ETNs or any index component over the term of the respective series of the ETNs, as wel as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile. Dynamic Al ocation Risk: The value of the Index wil depend upon the success of the Index in dynamical y al ocating between the equity and volatility components. The al ocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not ef ectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal . file:///F:/Barclays ETN+ SP VEQTOR™ ETN Hedged Equity Exposure .htm 2/4

6/20/13 Barclays | ETN+ S&P VEQTOR™ ETN: Hedged Equity Exposure

The Stop Loss Feature of the Index Does Not Ensure That Losses Are Limited to 2%: The stop loss feature is designed to mitigate against losses in the Index by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Excess Return Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Index may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the Index does not ensure that losses are limited to 2%.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to the performance of the Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. Because the performance of the Index is linked to the S&P 500® Total Return Index and the S&P 500 VIX Short-Term Futures™ Index TR (which seeks to model the return from a daily rolling long position in the first and second month CBOE Volatility Index® (the "VIX Index") futures contracts) the performance of the Index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Index. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited.

No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the applicable exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

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6/20/13 Barclays | ETN+ S&P VEQTOR™ ETN: Hedged Equity Exposure “Standard& Poor’s®”, “S&P®”, “S&P 500®”, “500”, “S&P 500 VIX Short-Term Futures™”, “S&P 500® Total Return Index™”, “S&P 500® Excess Return Index™” and”S&P 500® Dynamic VEQTOR™” are trademarks of Standard& Poor’s Financial Services LLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by the Index sponsor. ©2013 Barclays Bank PLC. Al rights reserved. Al other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE CSNY 465299 file:///F:/Barclays ETN+ SP VEQTOR™ ETN Hedged Equity Exposure .htm 4/4